

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Matt Fargey
Chief Financial Officer
Maverix Metals Inc.
Suite 575, 510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

     Re: Maverix Metals Inc.
         Form 40-F for the Fiscal Year Ended December 31, 2020
         Filed March 23, 2021
         File No. 001-38934

Dear Mr. Fargey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Warren Beil